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TANNER
Accountants & Advisors

# HALCIUM ENERGY INC.

**Financial Statements**
**As of and for the Years Ended December 31, 2023 and 2022**

**Together with Independent Accountants' Review Report**



# TANNER
## Independent Auditors' Report

**To the Board of Directors**
**Halcium Energy Inc.**

We have reviewed the accompanying financial statements of Halcium Energy Inc. (the Company), which comprise the balance sheets as of December 31, 2023 and 2022, and the related statements of operations, stockholders' deficit, and cash flows for the years then ended, and the related notes to financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

**Management's Responsibility for the Financial Statements**
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America (US GAAP); this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

**Independent Accountants' Responsibility**
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with US GAAP. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of Halcium Energy, Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our review.

**Independent Accountants' Conclusion**
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with US GAAP.

*Tanner LLC*

August 16, 2024

# Balance Sheets

|  |  | As of December 31, | |
|---|---|---|---|
|  | **2023** |  | **2022** |
| **Assets** | | | |
| Current assets: | | | |
| Cash | $ 154,106 | $ | 462,019 |
| Related party receivable | 66 | | - |
| Total current assets | 154,172 | | 462,019 |
| Property and equipment, net | 20,048 | | 32,384 |
| Total assets | $ 174,220 | $ | 494,403 |
| **Liabilities and Stockholders' Deficit** | | | |
| Current liabilities: | | | |
| Accounts payable | $ 6,173 | $ | 1,397 |
| Accrued expenses | 200 | | 100 |
| Total current liabilities | 6,373 | | 1,497 |
| Contingent obligations to issue future equity - Simple Agreements for Future Equity (SAFEs) | 899,261 | | 899,261 |
| Total liabilities | 905,634 | | 900,758 |
| Commitments and contingencies | | | |
| Stockholders' deficit: | | | |
| Accumulated deficit | (731,414) | | (406,355) |
| Total liabilities and stockholders' deficit | $ 174,220 | $ | 494,403 |

## Statements of Operations

| | | For the Years Ended December 31, | | |
| --- | --- | --- | --- | --- |
| | | **2023** | | **2022** |
| Operating expenses: | | | | |
| General and administrative | $ | 163,471 | $ | 112,010 |
| Research and development | | 145,527 | | 94,199 |
| Depreciation | | 15,961 | | 13,478 |
| Total operating expenses | | 324,959 | | 219,687 |
| Loss from operations | | 324,959 | | 219,687 |
| Other expense: | | | | |
| Interest expense | | - | | 702 |
| Loss before income taxes | | 324,959 | | 220,389 |
| Income tax expense | | 100 | | 100 |
| Net loss | $ | 325,059 | $ | 220,489 |

## ***Statements of Stockholders' Deficit***

*For the Years Ended December 31,*

| | Preferred Stock | | | | Common Stock | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Shares | | Amount | | Shares | | Amount | | Accumulated Deficit | | Total Stockholders' Deficit | |
| Balance at January 1, 2022 | - | $ | - | | 5,000,000 | $ | - | $ | (185,866) | $ | (185,866) | |
| Net loss | - | | - | | - | | - | | (220,489) | | (220,489) | |
| Balance at December 31, 2022 | - | | - | | 5,000,000 | | - | | (406,355) | | (406,355) | |
| Net loss | - | | - | | - | | - | | (325,059) | | (325,059) | |
| Balance at December 31, 2023 | - | $ | - | | 5,000,000 | $ | - | $ | (731,414) | $ | (731,414) | |

See accompanying notes to financial statements and independent accountants' review report.

## *Statements of Cash Flows*

|  | | For the Years Ended December 31, | | |
|---|---|---|---|---|
|  | | **2023** | | **2022** |
| **Cash flows from operating activities:** | | | | |
| Net loss | $ | (325,059) | $ | (220,489) |
| Adjustments to reconcile net loss to net cash used in operating activities: | | | | |
| Depreciation and amortization | | 15,961 | | 13,478 |
| Changes in operating assets and liabilities: | | | | |
| Related party receivable | | (66) | | - |
| Accounts payable | | 4,776 | | (35,429) |
| Accrued expenses | | 100 | | - |
| Net cash used in operating activities | | (304,288) | | (242,440) |
| **Cash flows from investing activities:** | | | | |
| Purchases of property and equipment | | (3,625) | | (25,865) |
| Net change in cash | | (307,913) | | (268,305) |
| Cash at beginning of year | | 462,019 | | 730,324 |
| Cash at end of year | $ | 154,106 | $ | 462,019 |
| **Supplemental disclosure of cash flow information:** | | | | |
| Cash paid for interest | $ | - | $ | 702 |

1. **Description of Business and Summary of Significant Accounting Policies**

Halcium Energy Inc. (the Company) was incorporated on January 6, 2021, as a Utah corporation, and amended and restated the Articles of Incorporation on May 28, 2021. The Company will provide alternative energy products to both retail and wholesale customers.

### Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) requires management to make estimates and assumptions that affect reported amounts and disclosures. Accordingly, actual results could differ from those key estimates.

### Concentrations of Credit Risk

The Company maintains its cash in bank deposit accounts which, at times, exceed federally insured limits. To date, the Company has not experienced a loss or lack of access to its invested cash; however, no assurance can be provided that access to the Company's invested cash will not be impacted by adverse conditions in the financial markets.

### Property and Equipment

Property and equipment are recorded at cost less accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated economic useful lives of the assets or over the related lease terms (if shorter) as follows:

| | |
|---|---|
| Camper | 3 years |
| Computers and equipment | 3-5 years |

Expenditures that materially increase values or capacities or extend useful lives of property and equipment are capitalized. Routine maintenance, repairs, and renewal costs are expensed as incurred. Upon sale or other retirement of depreciable property, the cost and accumulated depreciation is removed from the related accounts and any gain or loss is reflected in the statements of operation.

### Impairment of Long-Lived Assets

The Company reviews its property and equipment, and other long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may be impaired. If it is determined that the estimated undiscounted future cash flows are not sufficient to recover the carrying value of the asset, an impairment loss is recognized in the statements of operations for the difference between the carrying value and the fair value of the asset. Management does not consider any of the Company's assets to be impaired as of December 31, 2023 and 2022.

### Simple Agreements for Future Equity (SAFEs)

The Company issued several SAFEs during 2021 in exchange for cash. These funds were classified as long-term liabilities. The Company accounted for its SAFE investments as liability derivatives under the Financial Accounting Standards Board's ("FASB") Accounting Standards Codification ("ASC") section 815-40 and ASC section 815-10. As of December 31, 2023 and 2022, the Company determined the face value of the SAFEs approximated fair value.

### Leases

The Company assesses whether an arrangement qualifies as a lease (i.e., conveys the right to control the use of an identified asset for a period of time in exchange for consideration) at inception and only reassesses its determination if the terms and conditions of the arrangement are changed. For all arrangements where it is determined that a lease exists, the related right-of-use assets and lease liabilities are recorded within the balance sheet as either operating or finance leases. At inception or modification, the Company calculates the present value of lease payments using the risk-free interest rate. The present value is adjusted for prepaid lease payments, lease incentives, and initial direct costs (e.g. commissions). The Company's leases may require fixed rental payments, variable lease payments based on usage or sales and fixed non-lease costs relating to the leased asset. Variable lease payments are generally not included in the measurement of the right-of-use assets and lease liabilities.

Leases with an initial term of 12 months or less are not recorded on the balance sheet. Lease expense is recognized for these leases on a straight-line basis over the lease term. Fixed non-lease costs, for example common-area maintenance costs, taxes, insurance, and maintenance, are included in the measurement of the right-of-use asset and lease liability as the Company does not separate ease and non-lease components. All fixed non-lease costs in an agreement that are variable are expensed as incurred.

*Income Taxes*

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the tax bases of assets and liabilities. The deferred taxes represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred income tax assets are reviewed periodically for recoverability, and valuation allowances are provided when it is more likely than not that some or all of the deferred income tax assets may not be realized.

The Company believes that it has appropriate support for the income tax positions taken and to be taken on its tax returns and that its accruals for tax liabilities are adequate for all open tax years based on an assessment of many factors including experience and interpretations of tax laws applied to the facts of each matter. The Company files income tax returns in the U.S. federal jurisdiction and certain state jurisdictions. The Company is not under examination in any of the jurisdictions in which it operates.

*Subsequent Events*

Management has evaluated events and transactions for potential recognition or disclosure through August 16, 2024, which is the date the financial statements were available to be issued.

## 2. Liquidity

The financial statements were prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. As of December 31, 2023, the Company had an accumulated deficit and had incurred significant losses and negative cash flows from operating activities since its inception. In assessing the Company's liquidity and ability to continue as a going concern, the Company monitors and analyses its cash and its ability to generate sufficient cash flow in the future to support its operating and capital expenditure commitments.

The Company had approximately $154,000 in available cash as of December 31, 2023. During the year ended December 31, 2023, the Company incurred a net loss of approximately $325,000. The Company is working on closing additional Simple Agreements for Future equity (Safes) to continue to fund its operating capital needs and growth goals. The Company has historically shown the ability to raise capital to fund its operations. There can be no assurance that sufficient funds will be obtained to sustain the current scope of operations. The Company may be forced to reduce the scope of its operations and decrease its development efforts if sufficient capital cannot be obtained. Although there can be no guarantee, management believes the available cash, ability to raise additional funding and ability to reduce the scope of operations will provide the Company with the resources necessary to continue its operations through at least August 16, 2025.

## 3. Property and Equipment

Property and equipment consisted of the following as of December 31:

|  | | 2023 | | 2022 |
| --- | --- | --- | --- | --- |
| Camper | $ | 20,665 | $ | 20,665 |
| Computers and equipment | | 30,641 | | 27,015 |
| Less accumulated depreciation | | (31,258) | | (15,296) |
|  | $ | 20,048 | $ | 32,384 |

Depreciation expense related to property and equipment for the years ended December 31, 2023 and 2022 was $15,961 and $13,478, respectively.

### 4. Operating Leases

The Company leases office space under a non-cancelable short-term operating lease. As of December 31, 2023, future minimum lease payments to be made in 2024 under the non-cancelable operating lease was $10,800.

Rental expense under operating leases was $13,631 and $0 for the years ended December 31, 2023 and 2022, respectively.

### 5. Stockholders' Deficit

**Preferred Stock**

As of December 31, 2023, and 2022, the Company had authorized 10,000,000 shares of preferred stock, of which none were outstanding. The preferred stock is non-cumulative with voting rights equal to the whole number of shares outstanding. The preferred stock has liquidation preference over the common stock but contains no other significant preferential rights.

**Common Stock**

As of December 31, 2023, and 2022, the Company had two classes of common stock. The Company had authorized 20,000,000 and 5,000,000 shares of Class A Common Stock and Class B Common Stock, respectively. Each class has the same rights and privileges as each other and rank equally. As of December 31, 2023, and 2022, there were no shares of Class A Common Stock outstanding and 5,000,000 shares of Class B Common Stock outstanding. Class A Common Stock has voting rights equal to the whole number of shares outstanding and Class B Common Stock has voting rights equal to five times the whole number of shares outstanding.

### 6. Income Taxes

The provision for income taxes differs from the amount computed at federal statutory rates as follows as of December 31:

|  | 2023 | 2022 |
|---|---|---|
| Federal income tax provision at statutory rate | $ (68,220) | $ (46,281) |
| State income tax provision, net of federal income tax provision | (11,856) | (8,369) |
| Other | 42 | (46,154) |
| Change in valuation allowance | 80,134 | 100,904 |
|  | $ 100 | $ 100 |

The components of income tax expense for the periods ended December 31 are as follows:

|  | 2023 | 2022 |
|---|---|---|
| Current | $ 100 | $ 100 |
| Deferred | - | - |
|  | $ 100 | $ 100 |

Significant components of the Company's deferred income tax assets (liabilities) are as follows as of December 31:

| | 2023 | 2022 |
|---|---|---|
| Net operating losses | $ 110,838 | $ 76,053 |
| Research and development | 73,120 | 21,052 |
| Fixed assets | (2,920) | 3,799 |
| Valuation allowance | (181,038) | (100,904) |
| | $ - | $ - |

As of December 31, 2023, and 2022, the Company has net operating loss (NOL) carryforwards available to offset future taxable income, if any, of approximately $446,000 and 306,000, which can be carried forward indefinitely.

The utilization of the NOL carryforwards is subject to annual limitations under Section 382 of the Internal Revenue Code. Section 382 imposes limitations on a corporation's ability to utilize its NOL carryforwards if it experiences an "ownership change." In general terms, an ownership change results from transactions increasing the ownership of certain stockholders in the stock of a corporation by more than 50% over a three-year period.

The Company has concluded that there are no significant uncertain tax positions requiring disclosure, and there are no material amounts of unrecognized tax benefits.